MAR 3/2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04017713

50 4/5/04

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AURUM CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE ATLANTIC STREET, 4TH FLOOR
(No. and Street)

STAMFORD (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LUCIANO NICASIO 1-203-358-9021x210
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOLOMON AND NISLOW, P.A.
(Name - if *individual, state last, first, middle name)*

1 N. CHARLES ST., STE. 1100 (Address) BALTIMORE (City) MD (State) 21201 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LUCIANO NICASIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AURUM CAPITAL, LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANE M. HEINZE
NOTARY PUBLIC
MY COMMISSION EXPIRES 2-28-05

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 150-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of SIPC Supplemental Report.
- ☐ (n) A reportd escribing any materiali nadequacies found to existing found to have existed since the date of the previous audit.
- ☒ (o) Independen t Audit or's Report on Inter nal Contr ol required by S EC Rule 17a-5.

* *For conditions *of* confidential treatment *of* certain portions *of* this filing, see section 240.1 7a-5(e) (3).

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.

AURUM CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

CONTENTS

SOLOMON AND NISLOW, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

BALTIMORE, MARYLAND
(410) 727-2717

MEMBER
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

MEMBER
MARYLAND ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Members
Aurum Capital, LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Aurum Capital, LLC as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the statement of financial condition, the Company has sustained operating losses and negative cash flows since inception. In the absence of achieving profitable operations and positive cash flows from operations or obtaining equity financing, the Company may have difficulty meeting current obligations or maintaining required minimum regulatory capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The statement of financial condition does not include any adjustments that might result from the outcome of these uncertainties.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aurum Capital, LLC as of December 31, 2003, in conformity with accounting principles accepted in the United States of America.

Solomon and Nislow, P.A.

Baltimore, Maryland
March 18, 2004

Aurum Capital, LLC
Statement of Financial Condition
December 31, 2003

Assets

Current assets	
Cash	$ 7,301
Total Current Assets	$ 7,301

Liabilities and Members' Equity

Members' equity	$ 7,301
Total liabilities and member's equity	$ 7,301

See accompanying notes.

Aurum Capital
Notes to Statement of Financial COndition
December 31, 2003

Note 1 - Summary of Significant Accounting Policies

Organization and Background

Aurum Capital, LLC (the "Company") is a broker-dealer whose membership in the National Association of Securities Dealers, Inc. became effective April 17, 2000. The Company assists middle market and development stage companies in raising capital through the private placement of securities.

Government and Other Regulations

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting its operations in accordance with the applicable requirements of these organizations.

Income Taxes

The Company is not subject to income taxes as the income or loss is includable in the tax returns of the members.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Going Concern

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has incurred operating losses and negative cash flows from operations since inception.

Note 2 - Going Concern (Continued)

The Company's ability to continue as a going concern is dependent upon achieving profitable operations and positive cash flow from operations or obtaining equity or debt financing. The conditions raise substantial doubt about the Company's ability to continue as a going concern.

To date management has made a strategic decision to narrowly define its business activity to private placements for portfolio companies. The financing needs of these companies have been limited, resulting in limited activity in the Company. In 2004, management expects to activate other business areas in conjunction with strategic partners, which will require additional capital resources to generate profitable cash flow from operations. The statement of financial condition does not include any adjustments that might result from the outcome of these uncertainties.

Note 3 - Related Party Transactions

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from an entity affiliated by virtue of common ownership. In this regard, the affiliate incurs operating expenses and provides facilities for the Company in consideration of a fee.

Note 4 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000.00 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2003, the Partner's "Net Capital" was $7,301, which exceeded requirements by $2,301, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.00 to 1.